FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2005


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X] Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_]   No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached  hereto  as  Exhibit  1 is a press  release  dated  June  6,  2005 announcing the delivery of two vessels to Excel Maritime Carriers Ltd. (the "Company").

ADDITIONAL INFORMATION

     None.

Exhibit 1

[GRAPHIC OMITTED]

NEWS RELEASE for June 6, 2005, at 7:35 AM EDT
---------------------------------------------

Contact: Allen & Caron Inc                  Christopher Georgakis, CEO
         Joe Allen (investors)               Excel Maritime Carriers Ltd
         joe@allencaron.com                  +30 210 45 98 692
         Brian Kennedy (media)              info@excelmaritime.com
         brian@allencaron.com
         212 691 8087


   EXCEL MARITIME TAKES PHYSICAL DELIVERY OF MV PRINCESS I AND MV ANGELA STAR

PIRAEUS, GREECE (June 6, 2005)...Excel Maritime Carriers Ltd (Amex: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargo has announced today that it has taken physical delivery of two vessels, MV Princess I at the port of Izmit in Turkey and MV Angela Star at the port of Taean in South Korea.

     MV Princess I is a Handymax bulk carrier of 38,858 dwt built in 1994 and MV Angela Star is a Panamax bulk carrier of 73,798 dwt built in 1998. Both vessels were built in Japan. The company agreed to acquire MV Princess I on February 21, 2005 and MV Angela Star on March 23, 2005.

     CEO Christopher Georgakis commented: "We are very pleased to have taken delivery of MV Princess I and MV Angela Star. With these deliveries in place the company has successfully taken physical delivery of 14 vessels within the past six months."

About Excel Maritime Carriers Ltd
---------------------------------
      The Company is an owner and operator of 19 dry bulk carriers with a total carrying capacity of 1,212,841 dwt, after having taken delivery of all new acquisitions, and a provider of worldwide seaborne transportation services for dry bulk cargo. This includes commodities such as iron ore, coal, grains, as well as bauxite, fertilizers and steel products. The Company was incorporated in 1988 under the laws of Liberia.

The following table represents the existing fleet together with the new acquisitions:


                                  TABLE FOLLOWS

DELIVERY OF MV PRINCESS I AND MV ANGELA STAR
PAGE 2-2-2

Existing Fleet
Name                   Dwt        Year Built       Type        Delivery Date
Fighting Lady           146,313      1983        Capesize
Almar I                 107,140      1979        Capesize
--------------------------------------------------------------------------------
Isminaki                 74,577      1998        Panamax
Birthday                 71,500      1993        Panamax
Powerful                 70,000      1994        Panamax
Renuar                   70,000      1993        Panamax
Elinakos                 74,000      1997        Panamax
First Endeavour          69,111      1994        Panamax
Happy Day                72,000      1997        Panamax
Angela Star              73,798      1998        Panamax
--------------------------------------------------------------------------------
Lady                     41,090      1985        Handymax
Swift                    37,687      1984        Handymax
Goldmar                  39,697      1984        Handymax
Emerald                  45,572      1998        Handymax
Attractive               41,524      1985        Handymax
Marybelle                42,552      1987        Handymax
Princess                 38,858      1994        Handymax
--------------------------------------------------------------------------------
Lucky Lady               27,422      1975       Handysize
--------------------------------------------------------------------------------
Total                 1,142,841
                      =========
--------------------------------------------------------------------------------

New Acquisitions
Forteza                  70,000      1993        Panamax      Early July 2005

Total                    70,000
--------------------------------------------------------------------------------

Grand Total           1,212,841
                      =========
--------------------------------------------------------------------------------


Forward Looking Statement
-------------------------
     This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  June 10, 2005                      By: /s/ Christopher J. Georgakis
                                              ----------------------------
                                                   Christopher J. Georgakis
                                                   President and
                                                   Chief Executive Officer
02545.0001 #578682